Alston&Bird llp

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950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                    Direct Dial: 202-239-3346                  E-mail: david.baum@alston.com

January 27, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 330 to the Trust’s Registration Statement on Form N-1A – Dynamic International Opportunity Fund, formerly the Innealta Capital Country Rotation Fund and Dynamic U.S. Opportunity Fund, formerly the Innealta Capital Sector Rotation Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Dynamic International Opportunity Fund, formerly the Innealta Capital Country Rotation Fund and Dynamic U.S. Opportunity Fund, formerly the Innealta Capital Sector Rotation Fund (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 330 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 330”). Post-Effective Amendment No. 330 is being filed for the purpose of changing each Fund’s name, modifying each Fund’s investment objective and modifiying the Fund’s principal investment strategies and risks.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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